Filed by State Bank Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: NBG Bancorp, Inc.

On April 28, 2016, State Bank Financial Corporation (“State Bank Financial”) held a conference call to discuss State Bank Financial’s results for the quarter ended March 31, 2016. The conference call contained information regarding the proposed merger between State Bank Financial and NBG Bancorp, Inc.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, State Bank Financial will file a registration statement on Form S-4 with the SEC to register State Bank Financial’s shares that will be issued to NBG Bancorp, Inc.’s shareholders in connection with the transaction. The registration statement will include a proxy statement of NBG Bancorp, Inc. and a prospectus of State Bank Financial, as well as other relevant documents concerning the proposed transaction. The registration statement and the proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about State Bank Financial, NBG Bancorp, Inc. and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS) BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank Financial at its website at https://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626.

State Bank Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NBG Bancorp, Inc. in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger will be provided in the proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding State Bank Financial’s directors and executive officers is included in State Bank Financial’s definitive proxy statement for 2016, which was filed with the SEC on April 15, 2016. You can obtain free copies of this document from State Bank Financial using the contact information above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements, which are based on certain assumptions and describe State Bank Financial’s future plans, strategies and expectations, can generally be identified by the use of the words “will,” “expect,” “should,” “anticipate,” “may,” and “project,” as well as similar expressions. These forward-looking statements include, but are not limited to, statements related to State Bank Financial’s proposed acquisition of NBG Bancorp (“NBG”) and its subsidiary, including expected costs to be incurred and costs savings to be realized in connection with the transaction, the expected impact of the transaction on State Bank Financial’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and pro forma TCE ratio), the assumed purchase accounting adjustments, loan marks and other key transaction assumptions, and other statements about expected developments or events, State Bank Financial’s future financial performance, and the execution of State Bank Financial’s strategic goals. Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions (“risk factor”) that are difficult to predict with regard to timing, extent, likelihood and degree. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. State Bank Financial undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise. Risk factors including, without limitation, the following:

•
completion of the transaction with NBG is dependent on, among other things, receipt of regulatory approvals and NBG shareholder approval, the timing of which cannot be predicted and which may not be received at all;

•	the impact of the completion of the transaction with NBG on State Bank Financial’s financial statements will be affected by the timing of the transaction;

•
the transaction may be more expensive to complete and the anticipate benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events;

•
the integration of NBG’s business and operations into State Bank Financial’s may be more costly than anticipated or have unanticipated adverse results related to NBG’s or State Bank Financial’s existing businesses;

•	State Bank Financial’s ability to achieve anticipated results from the transaction with NBG will depend on the state of the economic and financial markets going forward;

•
general economic conditions (both generally and in State Bank Financial’s markets) may be less favorable than expected, which could result in, among other things, a deterioration in credit quality, a reduction in demand for credit and a decline in real estate values;

a general decline in the real estate and lending markets, particularly in State Bank Financial’s market areas, could negatively affect State Bank Financial’s financial results;

•	restrictions or conditions imposed by State Bank Financial’s regulators on its operations may make it more difficult for State Bank Financial to achieve its goals;

•	legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect State Bank Financial;

•	competitive pressures among depository and other financial institutions may increase significantly;

•	changes in the interest rate environment may reduce margins or the volumes or values of the loans State Bank Financial makes or has acquired;

•	other financial institutions have greater financial resources and may be able to develop or acquire products that enable them to compete more successfully than State Bank Financial can;

•	State Bank Financial’s ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

•	adverse changes may occur in the bond and equity markets;

•	war or terrorist activities may cause deterioration in the economy or cause instability in credit markets; and

•	economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which State Bank Financial operates.

In addition, risk factors include, but are not limited to, the risk factors described in Item 1A, Risk Factors, in State Bank Financial’s Annual Report on Form 10-K for the most recently ended fiscal year. These and other risk factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a forward-looking statement.

A TRANSCRIPT OF THE PORTION OF STATE BANK FINANCIAL’S APRIL 28, 2016 CONFERENCE CALL DISCUSSING THE PROPOSED MERGER WITH NBG BANCORP, INC. FOLLOWS:

Start of transcript:

Joe Evans - State Bank Financial Corp. - Chairman & CEO
Moving onto Slide 5, on April 5, we announced a very healthy bank acquisition for which we have high expectations. Headquartered in Athens, Georgia, National Bank of Georgia is a $407 million asset bank with only two branches, one in Athens and one in Gainesville, Georgia, two dynamic MSA markets immediately adjacent to Atlanta to the northeast.
We really like this bank. As was the case with Bank of Atlanta and First Bank in Augusta, we have a long history with the bank and hold its leadership in the highest regard. They run an efficient operation, having a $400 million bank with only two branches and they have a very compatible credit culture that we know well.
We've participated in loans with them for years and think that Tom Lanier is one of the best community bank credit people that we know. Bill Hopper and his team at National Bank of Georgia are going to be a great fit for State Bank.
Athens and Gainesville are attractive growing communities that will be very positive additions to our footprint. After Atlanta, they represent the second and third largest banking markets in north Georgia and have economies that thrive on different economic drivers than our existing markets. This will be healthy diversification for us.
On Slide 6, we provide some additional details about the transaction. The transaction consideration is $45.45 a share, which is approximately $68 million for the outstanding shares and options. The consideration mix is 50% cash and 50% stock, as long as State Bank is between $18.00 and $21.00 a share.
If the value of our shares falls below $18.00, then the deal becomes 100% cash. At that price, we're not inclined to give our shares away. If we trade above $21.00, then the exchange ratio becomes fixed on the stock consideration at 2.164 times each share for State Bank.
The transaction value is approximately 1.6 times fully diluted tangible book value per share and 14.1 times trailing 12 month earnings with a core deposit premium of roughly 8.8%. It's right in line with market. And with the high degree of strategic and cultural compatibility we feel, we think this is going to be an excellent value for us.
What really matters, when you look at the price of a deal, is how much of their business sticks and does it grow post-closing. And we feel very positive about both those metrics.
Assuming the deal closes with a 50-50 cash-stock mix, we anticipate 4% tangible book value dilution with a payback of approximately four years and 2017 earnings accretion of 9%. Should the transaction become all cash, we'd slightly extend the payback to four and a half years, but the 2017 earnings accretion will rise to 12%.
We've assumed and jointly identified 20% cost savings in this analysis, and as usual, we've assumed no revenue synergies in our analysis and our loan growth projections are based on their historical growth rates at NBG. And quite honestly, I'll be disappointed if we don't get some lift on both those metrics.
We've consciously taken a slightly more dilutive approach up front by using some cash consideration. The trade-off is greater earnings accretion, improved pro forma leverage, improved ROE and less future dividend payments. This transaction has been unanimously approved by the boards of both companies and we anticipate the transaction will close in the third quarter of 2016 pending all customary, regulatory and shareholder approvals.
Again, we believe this is another positive transaction for both parties and with that I'll turn the presentation over to Sheila.

Kevin Fitzsimmons - Hovde Group - Analyst
One additional question, Joe this one is for you. I know you guys outlined the deal and the dynamics behind that. I'm just curious what you're seeing more broadly in the state of M&A discussions. Whenever this topic comes up on calls in the past, you say that you guys are very careful about looking for the right deal, but they just take time. They take time to work with the management and picking the right time.
So, what do you think made it the right time for NBG to sell, and more broadly, how are you guys feeling the potential sellers are thinking out there? Is it just down to pricing expectations? Or are folks waiting until after the election and then deciding whether to pull the trigger?

Joe Evans - State Bank Financial Corp. - Chairman & CEO
When you've been talking to somebody for a couple of years, I don't know how long you dated your wife before you decided to get married and I don't know what motivations pushed you across the threshold. But it's one of these things where you just, with a good long term relationship, you just keep talking about it and finally things line up.
This is sort of an interesting aside. We've been involved with these folks since before they started the bank. When they organized the bank, I think in 2000, Tom and I were at Century South and had had a long relationship with these folks at their prior bank. Their main office, which was the old Bank of America office in Athens, became available for sale and they hadn't raised their capital yet, we bought the building for them and basically land banked it for them until they could raise their capital.
We participated in loans with these folks, with Tom Lanier driven credits, probably going back 20 years. So, this is a relationship that has just cooked and matured and it, finally stars aligned to a point that we all pull the trigger.
We've got some other deals that have similar characteristics of long term relationships that we feel pretty optimistic about. We don't do a lot of deals, but the deals that we do we feel are strategic, are good relationships and, if you look at the track record, they've performed. And we believe that 2016 is going to be a good year for us in capital deployment.

Operator
Christopher Marinac, FIG Partners.

Christopher Marinac - FIG Partners - Analyst
I guess, Joe, to stay on the question of NBG and that transaction. Is it possible that you have upside on the cost saves? I was just curious if that 20% figure is ultraconservative or if there was a reason that was at that level compared to past transactions you've done.

Joe Evans - State Bank Financial Corp. - Chairman & CEO
This is one where we just don't think we've got to push that number any harder. They come in the door with pretty good efficiency. And a $400 million bank with two branches walks in the door reasonably efficient.
We're much more focused on helping them grow the revenues and the outstandings to the upside by the removal of some of the distractions that are just prevalent in, when you're running a small bank, you've got the same regulatory distractions that we do with fewer people to pass the burden around to.
These folks are good lenders. They're good asset generators. If you look at their deposit mix, it's a lot like ours. They're light on CDs. They're long on checking accounts and money market accounts. And we think that this team, with our capital base and the markets that they're in, have a lot of upside.
And the last thing we want to do is to try to crank so much cost savings out of them that we demoralize them and diminish the upside. This is a growth opportunity more than a cost saving opportunity.